Exhibit 99.2

December 2, 2025

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 read with Para A of Part A of Schedule III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, it is informed that merger of Wipro Digital Inc., (wholly-owned subsidiary) with Harman Connected Services, Inc. (step-down subsidiary) is completed and is effective from December 1, 2025.

The details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with relevant SEBI Circulars are provided in Annexure-A.

This is for your information and records.

Thanking you.

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

Annexure-A

Details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with relevant SEBI Circulars

Sl. No.	Particulars	Details
a)	name of the entity(ies) forming part of the amalgamation/merger, details in brief such as, size, turnover etc.;	Wipro Digital Inc. Turnover: NIL

Harman Connected Services, Inc. Turnover: USD 223,538,898 (as on December 31, 2024)

b)	whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length”;	Not applicable

c)	area of business of the entity(ies);	Wipro Digital Inc. - Information Technology services.

Harman Connected Services, Inc. -
Information Technology (IT) and
Engineering, Research & Development (ER&D) services.

d)	rationale for amalgamation/ merger;	To rationalize and consolidate the group structure of the Company

e)	in case of cash consideration - amount or otherwise share exchange ratio;	Not applicable

f)	brief details of change in shareholding pattern (if any) of listed entity	Not applicable